Exhibit 99.1

eLong Reports Fourth Quarter and Full Year 2015 Unaudited Financial Results

BEIJING, March 16, 2016 /PRNewswire/ — eLong, Inc. (Nasdaq: LONG) (the “Company” or “eLong”), a leading mobile and online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Highlights – Fourth Quarter 2015

■	Accommodation reservation[1] room nights stayed in the fourth quarter increased 20% to 11.3 million room nights compared to 9.4 million in the prior year period.

■	Gross revenue earned from accommodation reservation (Non-GAAP)[2] was RMB351 million, representing a 4% decrease in the fourth quarter of 2015 compared to the same period in 2014. Accommodation reservation revenue (GAAP) was RMB283 million, increasing 35% year-on-year in the fourth quarter of 2015. Net commissions earned from accommodation reservation (Non-GAAP)[3] were RMB226 million, increasing 28% year-on-year in the fourth quarter of 2015.

	2014 Q4	2015 Q3	2015 Q4	2014	2015
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue earned from accommodation reservation (Non-GAAP)	367,264	404,061	351,492	1,361,483	1,479,472
Contra-revenue of cash rebates from the coupon program in our agency accommodation business	(157,204)	(92,194)	(63,418)	(422,696)	(419,958)
Portion of loss in our significantly-discounted merchant accommodation business	-	(13,830)	(5,234)	-	(89,489)
Accommodation reservation revenue (GAAP)	210,060	298,037	282,840	938,787	970,025
The excess of gross-up revenues over commissions for inventory risk taking accommodation transactions	(33,879)	(59,050)	(56,497)	(41,272)	(234,546)
Net commissions earned from accommodation reservation (Non-GAAP)	176,180	238,987	226,343	897,515	735,479

■	Net revenues for the fourth quarter increased 19% to RMB294.2 million (US$45.4 million), compared to RMB246.2 million in the fourth quarter of 2014.

■	Mobile bookings comprised more than 80% of eLong brand room nights[4] in the fourth quarter, and cumulative downloads of eLong mobile apps reached approximately 490 million.

1 “Accommodation reservation” mainly represents the reservation of hotels, guesthouses, apartments and other accommodation-related services. In our press releases regarding our financial results for periods before 2015, we used “hotel reservation” when referring to this same operational matrix. We believe that “accommodation” better describes the diversified lodging and accommodation services that we offer.

2 “Gross revenue earned from accommodation reservation (Non-GAAP)” is defined as accommodation reservation revenue (GAAP) plus (1) cash rebates to customers from the coupon program in our agency accommodation business that were recorded as contra revenue; and (2) the portion of the loss from significant cash-back discounts in our merchant accommodation business that was recorded as contra revenue.

3 “Net commissions earned from accommodation reservation (Non-GAAP)” are defined as accommodation reservation revenue (GAAP) minus the excess of gross-up revenues over our commissions for accommodation reservation transactions, where we take inventory risk and accordingly recognize revenues on a gross basis.

4 “eLong brand room nights” excludes room nights from non-eLong brand distribution partners and resellers.

■	Domestic hotel coverage network expanded 60% to over 320,000 domestic hotels as of December 31, 2015, compared to 200,000 as of December 31, 2014.

■	More than 75,000 properties have contracted to use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies.

Highlights – Full Year 2015

■	Accommodation reservation room nights stayed in 2015 increased 26% to 43.2 million room nights compared to 34.2 million in 2014.

■	Gross revenue earned from accommodation reservation (Non-GAAP) reached RMB1.5 billion, increasing 9% year-on-year in 2015 compared to 2014. Accommodation reservation revenue (GAAP) was RMB970 million, increasing 3% year-on-year in 2015. Net commissions earned from accommodation reservation (Non-GAAP) were RMB735 million, decreasing 18% year-on-year in 2015.

■	Net revenues in 2015 decreased 5% to RMB1.0 billion (US$159.3 million), compared to RMB1.1 billion in 2014.

“In 2015, our accommodation reservation room nights grew 26%, setting an eLong record of 43.2 million stayed room nights. We also achieved an important milestone with gross bookings5 surpassing RMB17 billion for the first time in our history,” said Hao Jiang, Chief Executive Officer of eLong. “In 2016, we will continue to execute our focused mobile accommodation strategy to increase our investment in our mobile products, technology team and mobile customer acquisition while maintaining a balance between our top line and spending growth.”

Business Results

Total Revenues

Total revenues by product for the fourth quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

	Q4 2015	% Total	Q4 2014	% Total	Y/Y Growth

Accommodation reservation	282.8	93%	210.1	79%	35%
Transportation ticketing	18.7	6%	33.5	13%	(44)%
Other	4.3	1%	21.8	8%	(81)%
Total revenues	305.8	100%	265.4	100%	15%

Total revenues by product for the full year 2015 as compared to 2014 were as follows (in RMB million):

	2015	% Total	2014	% Total	Y/Y Growth

Accommodation reservation	970.0	89%	938.8	81%	3%
Transportation ticketing[6]	89.4	8%	146.0	13%	(39)%
Other	29.3	3%	79.3	6%	(63)%
Total revenues	1,088.7	100%	1,164.1	100%	(6)%

5 “Gross bookings” are the total retail value of transactions recorded at the time of stay for accommodation reservation room nights and at the time of issuance for transportation tickets. Gross bookings include the total price due for travel excluding taxes, fees and other charges, and are generally reduced for cancellations and refunds.

6 “Transportation ticketing” mainly represents the reservation of air tickets, train tickets, travel insurance, and other transportation-related services. Prior to 2015, we reported our revenues generated from the reservation of train tickets, travel insurance and other transportation-related services in the aggregate as “Other” revenues. We also no longer report “air ticketing” revenues separately from revenues from train tickets, travel insurance, and other transportation-related services in our consolidated statements of comprehensive (loss)/income, which we had done prior to 2015.

Accommodation Reservation

Accommodation reservation revenue increased 35% in the fourth quarter of 2015 compared to the same period in 2014, primarily due to higher volume and higher revenue per room night. Room nights stayed in the fourth quarter of 2015 increased 20% year-on-year to 11.3 million, and revenue per room night increased due to the declined contra-revenue impact of our coupon program and the growth of room night transactions for which we take inventory risk and recognize revenues on a gross basis. Accommodation reservation revenue in the fourth quarter of 2015 comprised 93% of our total revenues, compared to 79% in the prior year quarter.

Accommodation reservation revenue increased 3% for the full year 2015 compared to 2014, primarily due to higher volume, partially offset by lower revenue per room night. Room nights stayed in 2015 increased 26% year-on-year to 43.2 million. Revenue per room night decreased in 2015 due to the lower commission rate room nights for which we recognize revenues on a net basis and the significant discounts in our merchant accommodation business, partially offset by the growth of room night transactions for which we take inventory risk and recognize revenues on a gross basis. Accommodation reservation revenue in 2015 comprised 89% of total revenues, compared to 81% in the prior year.

Transportation Ticketing

Transportation tickets decreased to 1.4 million in the fourth quarter and increased to 6.4 million for the full year 2015, representing a decrease of 10% and an increase of 48%, respectively, compared to the fourth quarter of 2014 and the full year 2014, respectively, primarily due to the decline of air tickets and the growth of train tickets. Transportation ticketing revenue decreased 44% in the fourth quarter and 39% in 2015, primarily due to a decrease in air commission revenue per ticket. The decline in air commission revenue per ticket was primarily due to the lowering by major Chinese airlines of the base air commission rate from 2% to 1% in February 2015 and then to 0% in June 2015. Transportation ticketing revenue decreased to 6% of our total revenues in the fourth quarter and 8% for the full year 2015 from 13% and 13%, respectively, in the fourth quarter of 2014 and the full year 2014.

Other

Other revenues are primarily derived from advertising business. Other revenue decreased by 81% year-on-year in the fourth quarter of 2015 and decreased by 63% year-on-year in the full year 2015, mainly driven by decreased advertising revenue as a result of our disposition of Nanjing Xici Information Technology Share Co., Ltd. (“Nanjing Xici”) in the first quarter of 2015. Other revenues decreased to 1% of total revenues in the fourth quarter and 3% for the full year 2015 from 8% and 6%, respectively, in the fourth quarter of 2014 and the full year 2014.

Gross Margin

Gross margin in the fourth quarter of 2015 increased to 52% from 50% in the prior year quarter. The growth in gross margin in the fourth quarter of 2015 was primarily due to higher accommodation reservation revenue per room night.

Gross margin for the full year 2015 decreased to 45%, compared to 68% in 2014. The decline in gross margin in the full year 2015 was primarily due to lower revenue per room night and the growth of room night transactions for which we take inventory risk and recognize revenue on a gross basis.

Operating Expenses

Operating expenses for the fourth quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

	Q4 2015	% of Net Revenue	Q4 2014	% of Net Revenue	Y/Y Growth
Service development	111.1	38%	83.9	34%	32%
Sales and marketing	292.1	99%	180.4	73%	62%
General and administrative	86.6	29%	40.3	16%	115%
Amortization of intangible assets	5.3	2%	4.0	2%	32%
Impairment of goodwill and other intangible assets	40.4	14%	5.5	2%	635%
Total operating expenses	535.5	182%	314.1	127%	70%

Operating expenses for the full year 2015 as compared to 2014 were as follows (in RMB million):

	2015	% of Net Revenue	2014	% of Net Revenue	Y/Y Growth
Service development	432.5	42%	275.2	25%	57%
Sales and marketing	848.4	82%	644.4	59%	32%
General and administrative	315.5	31%	147.7	14%	114%
Amortization of intangible assets	21.2	2%	8.7	1%	145%
Impairment of goodwill and other intangible assets	40.4	4%	5.5	1%	635%
Total operating expenses	1,658.0	161%	1,081.5	100%	53%

Total operating expenses increased by 70% in the fourth quarter of 2015, compared to the prior year quarter. Operating expenses were 182% of net revenue in the fourth quarter of 2015, compared to 127% in the prior year quarter. Operating loss was RMB381.3 million in the fourth quarter of 2015, compared to operating loss of RMB191.4 million in the prior year quarter.

Total operating expenses increased 53% for the full year 2015 compared to 2014. Total operating expenses increased to 161% of net revenues in 2015 from 100% in 2014. Operating loss was RMB1.2 billion compared to operating loss of RMB315.9 million in the prior year.

Service development expenses are expenses related to technology and our product offerings, including our mobile applications and websites, as well as our supplier relations function. In the fourth quarter of 2015 and the full year 2015, service development expenses increased by 32% and 57%, respectively, compared to the fourth quarter of 2014 and the full year 2014, primarily due to increased headcount and higher share-based compensation charges. Service development expenses increased to 38% and 42%, respectively, of net revenues in the fourth quarter of 2015 and the full year 2015, compared to 34% and 25%, respectively, in the fourth quarter of 2014 and the full year 2014.

Sales and marketing expenses increased 62% for the fourth quarter of 2015 over the prior year quarter, and increased 32% for the full year 2015 over 2014, primarily driven by increased costs for new mobile customer acquisition, partially offset by decreased media and online marketing expenses. Sales and marketing expenses increased to 99% and 82%, respectively, of net revenues in the fourth quarter of 2015 and the full year 2015, from 73% and 59%, respectively, in the fourth quarter of 2014 and the full year 2014.

General and administrative expenses increased 115% for the fourth quarter of 2015 and increased 114% for the full year 2015, respectively, compared to the fourth quarter of 2014 and the full year 2014, primarily driven by higher share-based compensation charges. General and administrative expenses increased to 29% and 31%, respectively, of net revenues in the fourth quarter of 2015 and the full year 2015, from 16% and 14%, respectively, in the fourth quarter of 2014 and the full year 2014.

Other income was RMB11.5 million in the fourth quarter of 2015, compared to other expense of RMB1.5 million in the same prior year period. Other income was RMB140.7 million in the full year 2015, compared to other income of RMB57.8 million in 2014, primarily due to a gain of RMB71.8 million from our disposition of Nanjing Xici in the first quarter of 2015.

Income tax benefit for the fourth quarter of 2015 was RMB6.1 million, compared to income tax expense of RMB16.5 million during the prior year quarter. Income tax expense for the full year 2015 was RMB12.9 million, compared to income tax expense of RMB13.1 million in 2014.

Net loss for the fourth quarter of 2015 was RMB330.4 million, compared to net loss of RMB206.7 million during the prior year quarter. Net loss for the full year 2015 was RMB1.0 billion, compared to net loss of RMB268.9 million in 2014.

Basic net loss per ADS and diluted net loss per ADS for the fourth quarter of 2015 were each RMB8.86 (US$1.36), compared to both basic net loss per ADS and diluted net loss per ADS of RMB5.78 (US$0.94) in the prior year quarter. Net loss per ADS and diluted net loss per ADS for the full year 2015 were each RMB27.94 (US$4.32), compared to net loss per ADS and diluted net loss per ADS of RMB7.58 (US$1.22) for 2014.

As of December 31, 2015, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.1 billion (US$170 million), of which 82% was held in Renminbi and 18% was held in US dollars.

Recent Developments

On February 4, 2016, eLong announced that it had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with China E-dragon Holdings Limited (“Parent”) and China E-dragon Mergersub Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire eLong. At the closing of the transaction, Parent will be owned by a consortium of certain of eLong’s existing shareholders, including C-Travel International Limited (which is a wholly-owned subsidiary of Ctrip.com International, Ltd.), TCH Sapphire Limited (which is a wholly-owned subsidiary of Tencent Holdings Limited), Ocean Imagination L.P. and Luxuriant Holdings Limited, along with Seagull Limited and certain management members of eLong (the “Buyer Group”).

Under the terms of the Merger Agreement, eLong shareholders other than those in the Buyer Group will receive US$9.0 in cash for each ordinary share of eLong (a “Share”) that they hold or US$18.0 in cash for each American Depositary Share, each representing two Shares (an “ADS”), that they hold. The price represents a premium of approximately 24% over the closing price of eLong’s ADSs on July 31, 2015, the last trading day prior to August 3, 2015, the date that eLong announced that it had received a “going-private” proposal from TCH Sapphire Limited, and a premium of approximately 5% over the closing price of eLong’s ADSs on February 3, 2016, the trading day immediately before the Merger Agreement was signed.

The closing of the transactions contemplated by the Merger Agreement is subject to a number of customary conditions, including a vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of eLong’s shareholders. The transaction is expected to close before the end of the second quarter of eLong’s fiscal year 2016. If completed, the transaction will result in eLong becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Ctrip’s large ownership interest in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, and the risk that eLong will continue to incur losses.

Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement also include, but are not limited to, (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (b) the inability to complete the proposed merger due to the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, (c) the failure to obtain any necessary financing arrangements set forth in the equity commitment letters delivered pursuant to the Merger Agreement, (d) risks related to disruption of management’s attention from eLong’s ongoing business operations due to the transaction, and (e) the effect of the announcement of the proposed merger on eLong’s relationship with its customers, operating results and business generally.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth under the heading “Part I - Item 3 - Risk Factors,” in eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the SEC on March 13, 2015, and in subsequent reports on Form 6-K furnished to the SEC by the Company.

In addition, the forward-looking statements included in this announcement represent our views as of the date hereof. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accomodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31, 2014	Sep. 30, 2015	Dec. 31, 2015	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2015
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues:
Accommodation reservation*	210,060	298,037	282,840	43,663	938,787	970,025	149,746
Transportation ticketing**	33,541	20,956	18,704	2,887	146,029	89,373	13,797
Other	21,816	3,997	4,251	657	79,259	29,335	4,528
Total revenues	265,417	322,990	305,795	47,207	1,164,075	1,088,733	168,071
Business tax, VAT and surcharges	(19,242)	(15,775)	(11,627)	(1,795)	(77,922)	(56,896)	(8,783)
Net revenues	246,175	307,215	294,168	45,412	1,086,153	1,031,837	159,288
Cost of services	(123,423)	(140,517)	(139,973)	(21,608)	(350,578)	(565,475)	(87,294)
Gross profit	122,752	166,698	154,195	23,804	735,575	466,362	71,994

Operating expenses:
Service development	(83,986)	(93,163)	(111,109)	(17,152)	(275,203)	(432,450)	(66,759)
Sales and marketing	(180,371)	(224,015)	(292,092)	(45,091)	(644,403)	(848,420)	(130,973)
General and administrative	(40,278)	(25,082)	(86,611)	(13,370)	(147,698)	(315,505)	(48,706)
Amortization of intangible assets	(4,002)	(5,296)	(5,291)	(817)	(8,670)	(21,225)	(3,277)
Impairment of goodwill and intangible assets	(5,496)	-	(40,402)	(6,238)	(5,496)	(40,402)	(6,237)
Total operating expenses	(314,133)	(347,556)	(535,505)	(82,668)	(1,081,470)	(1,658,002)	(255,952)
Other operating income	-	-	-	-	30,000	-	-
Loss from operations	(191,381)	(180,858)	(381,310)	(58,864)	(315,895)	(1,191,640)	(183,958)

Other income/(expense):
Interest income	14,932	8,823	6,747	1,042	61,334	41,130	6,349
Government subsidy	2,074	8,544	1,648	254	16,353	20,955	3,235
Foreign exchange gains/( losses)	(812)	2,515	2,778	429	(4,079)	2,941	454
Net loss on equity method investments	(18,035)	-	(459)	(71)	(18,035)	(459)	(71)
Gain/(loss) from disposition of subsidiary	-	-	(680)	(105)	-	71,082	10,973
Other	299	3,024	1,454	224	2,219	5,071	782
Total other income/(expense)	(1,542)	22,906	11,488	1,773	57,792	140,720	21,722
Loss before income tax (expense)/benefit	(192,923)	(157,952)	(369,822)	(57,091)	(258,103)	(1,050,920)	(162,234)
Income tax (expense)/benefit	(16,537)	(884)	6,063	936	(13,094)	(12,913)	(1,993)
Share of net loss in non-consolidated affiliates	(362)	(2,069)	(2,350)	(363)	(3,426)	(6,714)	(1,037)
Net loss	(209,822)	(160,905)	(366,109)	(56,518)	(274,623)	(1,070,547)	(165,264)
Net loss attributable to noncontrolling interests	3,091	4,595	35,691	5,510	5,680	46,753	7,217
Net loss attributable to eLong, Inc.	(206,731)	(156,310)	(330,418)	(51,008)	(268,943)	(1,023,794)	(158,047)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive loss	(206,731)	(156,310)	(330,418)	(51,008)	(268,943)	(1,023,794)	(158,047)

Basic net loss per share	(2.89)	(2.11)	(4.43)	(0.68)	(3.79)	(13.97)	(2.16)
Diluted net loss per share	(2.89)	(2.11)	(4.43)	(0.68)	(3.79)	(13.97)	(2.16)

Basic net loss per ADS(2)(3)	(5.78)	(4.22)	(8.86)	(1.36)	(7.58)	(27.94)	(4.32)
Diluted net loss per ADS(2)(3)	(5.78)	(4.22)	(8.86)	(1.36)	(7.58)	(27.94)	(4.32)

Shares used in computing net loss per share:
Basic	71,573	74,063	74,529	74,529	70,918	73,300	73,300
Diluted	71,573	74,063	74,529	74,529	70,918	73,300	73,300

Share-based compensation charges included in:	5,307	(1,730)	79,164	12,221	97,675	287,543	44,389
Cost of services	345	(1,867)	1,299	201	3,089	5,912	913
Service development	2,898	159	10,795	1,666	25,941	54,684	8,442
Sales and marketing	725	(1,746)	1,264	195	5,422	4,227	652
General and administrative	1,339	1,724	65,806	10,159	63,223	222,720	34,382

* Accommodation reservation revenues mainly represent revenues from the reservation of hotels, guesthouses, apartments and other accommodation-related services.

** Transportation ticketing revenues mainly represent revenues from the reservation of air tickets, train tickets, travel insurance, and other transportation-related services.

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.4778 on December 31, 2015 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

Note 4: Certain items in prior periods’ consolidated statements of comprehensive loss have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	504,890	711,260	109,800
Short-term investments	1,306,634	244,507	37,745
Restricted cash	123,937	146,480	22,613
Accounts receivable, net	295,632	235,562	36,364
Amounts due from related parties	52,021	216,334	33,396
Prepaid expenses	55,417	31,703	4,894
Deferred tax assets, current	304	-	-
Advance to suppliers	75,285	117,413	18,125
Other current assets	104,923	90,496	13,971
Total current assets	2,519,043	1,793,755	276,908
Property and equipment, net	112,356	98,800	15,252
Investment in non-consolidated affiliates	96,942	90,044	13,900
Goodwill	181,322	184,242	28,442
Intangible assets, net	84,749	24,904	3,845
Deferred tax assets, non-current	516	-	-
Other non-current assets	51,123	48,149	7,433
Total non-current assets	527,008	446,139	68,872
Total assets	3,046,051	2,239,894	345,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	442,489	623,316	96,223
Income taxes payable	13	3,181	491
Amounts due to related parties	127,910	36,508	5,637
Deferred revenue	47,544	69,647	10,752
Advances and deposits from customers	121,934	107,491	16,594
eCoupon program virtual cash liability	135,648	147,712	22,803
Accrued expenses and other current liabilities	292,310	227,575	35,131
Total current liabilities	1,167,848	1,215,430	187,631
Deferred tax liabilities, non-current	21,187	14,060	2,170
Other liabilities	44	2,950	455
Total non-current liabilities	21,231	17,010	2,625
Total liabilities	1,189,079	1,232,440	190,256

Shareholders’ equity
Ordinary shares	2,908	3,017	466
High-vote ordinary shares	2,691	2,691	415
Additional paid-in capital	2,397,868	2,628,761	405,811
Statutory reserves	3,665	3,593	555
Accumulated deficit	(626,810)	(1,658,118)	(255,970)
Total eLong Inc. shareholders’ equity	1,780,322	979,944	151,277
Noncontrolling interest	76,650	27,510	4,247
Total shareholders’ equity	1,856,972	1,007,454	155,524
Total liabilities and shareholders’ equity	3,046,051	2,239,894	345,780

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net (loss)/income per ADS, diluted net (loss)/income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Gross revenue earned from accommodation reservation and Net commissions earned from accommodation reservation. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net (loss)/income plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (8) losses (gains) from disposition of subsidiary; and (9) certain other items, including restructuring charges, impairment loss and disposition gains on equity method investments and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net (loss)/income, (loss)/income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2014 Q4	2015 Q3	2015 Q4	2014	2015
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss attributable to eLong, Inc.	(206,731)	(156,310)	(330,418)	(268,943)	(1,023,794)
Net loss attributable to noncontrolling interests	(3,091)	(4,595)	(35,691)	(5,680)	(46,753)
Interest income	(14,932)	(8,823)	(6,747)	(61,334)	(41,130)
Government subsidy	(2,074)	(8,544)	(1,648)	(16,353)	(20,956)
Income tax (benefit)/expense	16,537	884	(6,063)	13,094	12,913
Depreciation	11,500	13,267	12,721	41,352	51,943
Amortization of intangible assets	4,002	5,296	5,291	8,670	21,225
Share-based compensation charges/ (reversal of charges)	5,307	(1,730)	79,164	97,675	287,543
Impairment of goodwill and intangible assets	5,496	-	40,402	5,496	40,402
Foreign exchange (gains)/losses	812	(2,515)	(2,778)	4,079	(2,941)
Restructuring charges	-	-	203	-	3,759
Net loss on equity method investments	18,035	-	459	18,035	459
Gain/(loss) from disposition of subsidiary	-	-	680	-	(71,082)
Other	63	(955)	895	1,305	1,643
Adjusted EBITDA	(165,076)	(164,025)	(243,530)	(162,604)	(786,769)

Gross revenue earned from accommodation reservation is defined as accommodation reservation revenue plus (1) cash rebates to customers from the coupon program in our agency accommodation business that were recorded as contra revenue; and (2) the portion of the loss from significant cash-back discounts in our merchant accommodation business that was recorded as contra revenue. We believe gross revenue earned from accommodation reservation is a useful operating and financial metric to assess our performance before the impact of our promotion activities, including the coupon program and cash-back discounts.

Net commissions earned from accommodation reservation are defined as accommodation reservation revenue minus the excess of gross-up revenues over our commissions for accommodation reservation transactions, where we take inventory risk and accordingly recognize revenues on a gross basis. We believe net commissions earned from accommodation reservation are a useful operating and financial metric to assess our performance excluding the excess of revenues recognized on a gross basis over commissions earned from accommodation reservation, which allows us to provide investors more information as to the financial impact of our room night transactions for which we take inventory risk.

The presentation of gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation should not be construed as an indication that eLong’s future results will be unaffected by other activities we consider to be outside the ordinary course of our business. The use of gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation has certain limitations. The two terms are not defined under GAAP, and are not measures of revenues in accordance with GAAP.

Gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these two non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Accommodation Reservation Revenue, Gross Revenue and Net Commissions Earned From Accommodation Reservation

(IN THOUSANDS)

	2014 Q4	2015 Q3	2015 Q4	2014	2015
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue earned from accommodation reservation (Non-GAAP)	367,264	404,061	351,492	1,361,483	1,479,472
Cash rebates from the coupon program in our agency accommodation business	(157,204)	(92,194)	(63,418)	(422,696)	(419,958)
Portion of loss in our significantly-discounted merchant accommodation business	-	(13,830)	(5,234)	-	(89,489)
Accommodation reservation revenue (GAAP)	210,059	298,037	282,840	938,787	970,025
The excess of gross-up revenues over commissions for inventory risk taking accommodation transactions	(33,879)	(59,050)	(56,497)	(41,272)	(234,546)
Net commissions earned from accommodation reservation (Non-GAAP)	176,180	238,987	226,343	897,515	735,479

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